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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549

# FORM 8-K

## Current Report
## Pursuant to Section 13 or 15(d) of the
**Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported): June 19, 2006

## HuntMountain Resources
**(Exact Name of Registrant as Specified in its Charter)**

| **Nevada** | **001-01428** | **68-0612191** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **1611 N. Molter Road, Ste. 201, Liberty Lake, WA** | **99019** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(509) 892-5287**

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01      Entry into a Material Definitive Agreement**

Abitibi Properties Option Agreement

On June 19, 2006, HuntMountain Resources ("the Company") entered into an agreement with Diagnos, Inc., ("Diagnos") obtaining an exclusive option to acquire a 100 percent interest in two (2) prospective gold properties located in the Abitibi region of Québec, Canada.  The effective date of the agreement is March 31, 2006.  The properties are known as the Lac à l'Eau Jaune and Malartic Surimau Projects ("the Properties") and consist of 46 claims covering approximately 6,500 acres of terrain known to host high-grade gold mineralization.

The Lac à l'Eau Jaune Project is located approximately eighteen miles southwest of the Chibougamau mining camp and is comprised of 21 claims totaling 2,900 acres.  The prominent Chibougamau District, 210 miles northeast of Val d'Or, has reportedly produced over 33 million ounces of gold from 28 mines.

The Malartic Surimau Project covers 25 claims totaling 3,554 acres approximately ten miles southwest of the Town of Malartic.  The property lies in the prolific Abitibi Gold Belt of western Québec and eastern Ontario, a region that has produced nearly 150 million ounces of gold.  The Project is separated into two blocks, with five claims lying north of the property's main body.

The Company will acquire a 100% interest in the Properties by paying Diagnos a sum of $70,000 within 90 days of the effective date of the agreement and by conducting an initial exploration program comprised of at least three drill holes on each property.  Upon completion of the initial drilling programs, the Company will have the option to select up to an additional seven (7) properties in which it may acquire a 100% interest by paying Diagnos a sum of $40,000 and completing three-hole exploration drilling programs for each property.  The option will expire if the initial two properties are not drilled within 48 months from the effective date of the agreement.

For each economic discovery made on any of the acquired Properties, the Company will pay Diagnos a bonus of $500,000.  The Company will also grant Diagnos a 2% Net Smelter Royalty ("NSR") for economic discoveries made on the initial or additional properties, but will retain the option to acquire 1% of the NSR upon payment of $1 million to Diagnos within five (5) years of making the economic discovery.  An economic discovery is defined in the agreement as being the production of a positive feasibility study for a given project in compliance with Canada's National Instrument 43-101.

There is no material relationship between the Company, its affiliates, and any of the parties referenced herein other than in respect of the material definitive agreement previously described.

**Item 9.01      Financial Statements and Exhibits**

> (d)      Exhibits
> 10.1      Option Agreement between Diagnos, Inc. and HuntMountain Resources

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Tim Hunt

Date: June 21, 2006      By:_____

Tim Hunt, President

# OPTION AGREEMENT

THIS AGREEMENT made as of March 31, 2006

BETWEEN:

> **DIAGNOS Inc.**, a corporation duly incorporated under the federal laws of Canada and having its principal place of business at 7005 Boulevard Taschereau, Bureau 340, Brossard, Quebec J4Z 1A7, Canada
>
> (hereafter referred to as "Diagnos")

AND:

> **HuntMountain Resources**, a Nevada corporation having its principal place of business at 1611 N. Molter Road, Suite 201, Liberty Lake, Washington 99019, USA
>
> (hereafter referred to as "HuntMountain")

WHEREAS:

A.    Diagnos has acquired and will continue to acquire a 100% interest in certain mining claims (the "Diagnos Properties") located in the Province of Quebec, Canada, using the CARDS Application (as defined herein);

B.    Diagnos has agreed to grant to HuntMountain the exclusive right and option to acquire an undivided 100% right, title and interest in and to any two (2) of the Diagnos Properties ("Initial Properties") that have been identified by Diagnos' CARDS Application, as more particularly described in Schedule "A" hereto, on the terms and conditions hereinafter set forth; and

C.    Upon exercise of the option for the Initial Properties, Diagnos has agreed to grant to HuntMountain the right and option to acquire an undivided 100% right, title and interest in and to up to an additional seven (7) of the Diagnos Properties ("Additional Properties", and, together with the Initial Properties, the "Properties", and each of the Initial Properties and the Additional Properties shall be referred to as a "Property") on the terms and conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained the parties hereto mutually agree as follows:

## ARTICLE 1
## DEFINITIONS

1.1    For the purposes of this Agreement:

(a)    "CARDS Application" mean Diagnos' proprietary Computer Aided Resource Detection Software application, a data mining software which uses Diagnos' artificial intelligence application and pattern recognition algorithms to detect high-potential resource areas in unexploited regions;

(b)    "Economic Discovery" means the production by HuntMountain of a positive feasibility study for a given project in compliance with National Instrument 43-101;

(c)        "Effective Date" means March 31, 2006;

(d)        "Encumbrance" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, royalty, restrictive covenant, adverse claim or other encumbrance of any nature or kind whatsoever;

(e)        "Expenditures" means expenditures made by HuntMountain in relation to the Properties including all reasonable payments, expenses, obligations and liabilities of whatsoever kind or nature made or incurred, directly or indirectly by HuntMountain which relate directly to the exploration, evaluation, development and operation of any of the Properties or any portion thereof, including, without limiting the generality of the foregoing, monies expended: (a) to determine the existence, location, extent or quality of a mineral resource on the Properties; (b) to carry out any survey or do any geophysical, geochemical or geological work or drilling, assaying, testing or bulk sampling on the Properties; (c) to pay for taxes, fees, charges, rentals; and (d) to pay the fees, wages, salaries, travelling expenses and fringe benefits of persons engaged in work in respect of or for the benefit of the Properties or any portion thereof and in paying for the food, lodging and other reasonable needs of such persons. For greater certainty, the conduct of ground geophysics and the type and extent of exploration work leading up to specific drill target identification are at the sole discretion of HuntMountain and should not be considered an obligation;

(f)        "First Option" means the sole and exclusive right and option granted by Diagnos to HuntMountain to acquire an undivided 100% right, title and interest in and to the Initial Properties pursuant to this Agreement;

(g)        "First Phase Exploration" means the exploration and drilling of at least three (3) exploration holes on each Property, the type and extent of exploration work leading up to specific drill target identification to be at HuntMountain's option;

(h)        "Interest" means the undivided beneficial interest of Diagnos in the Properties;

(i)        "NSR Royalty" means a Net Smelter Returns royalty to be paid by HuntMountain to Diagnos pursuant to Article 3 of this Agreement or by a transferee pursuant to Article 10 of this Agreement;

(j)        "Net Smelter Returns" has the meaning ascribed thereto in Schedule "B"; and

(k)        "Second Option" means the right and option granted by Diagnos to HuntMountain to acquire an undivided 100% right, title and interest in and to the Additional Properties pursuant to this Agreement.

All dollar amounts in this Agreement are in U.S. dollars.

## ARTICLE 2
## OPTION GRANT

2.1     Diagnos hereby gives and grants to HuntMountain the sole and exclusive right and option to acquire an undivided 100% Interest in the Initial Properties, and the further right and option to acquire an undivided 100% Interest in the Additional Properties, in accordance with the terms of this Agreement.

2.2    In order for HuntMountain to acquire an undivided 100% Interest in the Initial Properties, it must:

(a)    within 90 days of the Effective Date of this Agreement, pay to Diagnos a sum of $35,000 for each of the two Initial Properties (for an aggregate amount of $70,000); and

(b)    HuntMountain shall undertake First Phase Exploration and incur work costs in connection therewith in an amount at least sufficient to keep the claims active.  HuntMountain shall have the option, but not the obligation, to conduct ground geophysics.

2.3    Provided HuntMountain has complied with section 2.2 hereof, the First Option will have been exercised, HuntMountain shall have acquired an undivided 100% Interest in the Initial Properties, and Diagnos will, upon written notice confirming the same, accompanied by such documents as may be reasonably required to demonstrate such compliance, promptly execute and deliver all such documents and do all such things as may be required to transfer title to the Initial Properties to HuntMountain or its designated nominee.

2.4    In addition to HuntMountain's obligations with respect to the First Option described above, for each Initial Property upon which an Economic Discovery is made, HuntMountain will pay to Diagnos a bonus of $500,000.

2.5    Upon completion of the Expenditures contemplated in the First Phase Exploration, HuntMountain will have the Second Option of selecting up to seven (7) Additional Properties from the Diagnos Properties, on the following terms and conditions :

(a)    within 45 days of selecting an Additional Property, pay to Diagnos a sum of $40,000 for each such Additional Property; and

(b)    HuntMountain shall undertake First Phase Exploration on each of the Additional Properties and incur work costs in connection therewith in amounts to be determined within 45 days of Selecting an Additional Property, and HuntMountain shall have the option, but not the obligation, to conduct ground geophysics.

2.6    Provided HuntMountain has complied with section 2.5 hereof, the Second Option will have been exercised, HuntMountain shall have acquired an undivided 100% Interest in the Additional Properties, and Diagnos will, upon written notice confirming the same, accompanied by such documents as may be reasonably required to demonstrate such compliance, promptly execute and deliver all such documents and do all such things as may be required to transfer title to the Additional Properties to HuntMountain or its designated nominee.

2.7    In addition to HuntMountain's obligations with respect to the Second Option described above, the bonus contemplated in section 2.4 above applies to each Additional Property upon which an Economic Discovery is made.

**ARTICLE 3**
**NET SMELTER RETURN**

3.1    For each Property upon which an Economic Discovery is made, HuntMountain shall grant a 2% NSR Royalty to Diagnos.

3.2     HuntMountain shall have the option to acquire 1% of the NSR Royalty upon payment of $1 million to Diagnos at any time within five (5) years of the Economic Discovery.

## ARTICLE 4
## REPRESENTATIONS AND WARRANTIES

4.1     Diagnos hereby represents and warrants to HuntMountain that as at the date hereof:

(a)     Diagnos has been incorporated and exists under the *Canada Business Corporations Act* and is, under the laws of the Province of Quebec, legally entitled to hold the Properties held by Diagnos;

(b)     it has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement and this Agreement is legally binding upon it and is enforceable in accordance with its terms;

(c)     neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of, or accelerate the performance required by, any agreement to which it is a party;

(d)     Diagnos has obtained all necessary corporate authorizations for the execution and delivery of this Agreement and for the performance of the provisions of this Agreement by Diagnos, and the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenant or agreement contained in, or constitute a default under, the provisions of, the articles or by-laws of Diagnos or any resolution of the shareholders or directors of Diagnos;

(e)     it holds a 100% legal and beneficial ownership interest in the Initial Properties, free and clear of all Encumbrances, which Initial Properties are registered in Diagnos' name in the Mining Registry of Canada and are in good standing;

(f)     it is the owner of the CARDS Application and has full right, title and interest to grant the right to use such CARDS Application to HuntMountain as contemplated by this Agreement;

(g)     the Properties are or will be among the highest CARDS Application probability evaluation;

(h)     the geophysical data relating to the Properties has been or will be incorporated into the CARDS Application to facilitate the identification of the drill targets contemplated in section 2.2(c) and section 2.5(c);

(i)     Diagnos has the exclusive right to enter into this Agreement and all necessary authority to dispose of an interest in and to the Initial Properties in accordance with the terms of this Agreement;

(j)     the Initial Properties are mining concessions which are properly and accurately described in Schedule "A" hereto;

(k)      there is no adverse claim or challenge against or to the ownership of or title to the Initial Properties, and, to the best of its knowledge, no person, firm or corporation has any proprietary or possessory interest in the Initial Properties or any right capable of becoming an interest in the Initial Properties and, except for payments due to the Government of Canada to maintain the Initial Properties in good standing, no person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates or any other such products removed from the Initial Properties;

(l)      there are no actual, pending or threatened actions, suits, claims or proceedings regarding the Initial Properties or any basis therefor of which it is aware;

(m)      there are no liens, charges, encumbrances (recorded or unrecorded), defects or objections materially affecting Diagnos' rights in respect of the Initial Properties;

(n)      Diagnos has made and will continue to make available to HuntMountain all information in its possession or control relating to the Properties, including CARDS Application information, title information, maps and data relating to work done on or with respect to the Properties, which could possibly be considered to be materially significant in indicating that the Properties might or might not have potential for economic mineralization or which would otherwise affect HuntMountain's decision to advance funds and carry out work on the Properties in the manner contemplated hereunder;

(o)      conditions on and relating to the Initial Properties and operations conducted thereon are in compliance with all applicable laws, regulations or orders including, without limitation, laws relating to environmental matters, waste disposal and storage and reclamation;

(p)      there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Initial Properties and the conduct of the operations related thereto, nor is Diagnos aware of any notice of same;

(q)      there has been no act or omission of any party which could result by notice or lapse of time in the breach, termination, abandonment, forfeiture, relinquishment or other premature termination of the Initial Properties;

(r)      any consents, approvals or exemptions required with respect to the grant of the First Option or Second Option hereunder or the acquisition by HuntMountain of an interest in the Diagnos Properties will be obtained prior to such grant,;

(s)      the representations and warranties with respect to the Initial Properties in 4.1(e), (i), (k), (l), (m), (o), (p), and (q) shall apply to the Additional Properties if and when acquired by Diagnos;

(t)      Diagnos is a resident of Quebec;

(u)      Diagnos is not aware of any material fact or circumstance which has not been disclosed to HuntMountain which should be disclosed in order to prevent the representations in this section from being misleading or which would be likely to affect the decision of HuntMountain to enter into this Agreement.

4.2     HuntMountain hereby represents and warrants to Diagnos that as at the date hereof:

(a)     HuntMountain has been incorporated and validly exists under the laws of the State of Nevada;

(b)     HuntMountain has obtained all corporate authorizations for the execution and delivery of this Agreement and for the performance by HuntMountain of its obligations hereunder, and the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenant or agreement contained in, or constitute a default under, the provisions of, the articles or by-laws of HuntMountain or any resolution of the shareholders or directors of HuntMountain or any indenture, agreement or other instrument whatsoever to which HuntMountain is a party or by which it is bound or to which it may be subject;

(c)     HuntMountain is not in default under the securities laws of the State of Nevada and (i) HuntMountain has filed on a timely basis with the securities regulatory authorities of the State of Nevada all forms, reports and documents required to be filed by HuntMountain pursuant to the securities laws thereof and all such filings, when made, complied in all material respects with the securities laws thereof and all information required to be stated therein or necessary in light of the circumstances in which they were made, was not misleading in any material respect, (ii) as of their respective dates, none of the any such filings contained any untrue statement of a material fact or omitted to state a material fact, and (iii) no confidential disclosure has been made by HuntMountain under any securities laws of the State of Nevada;

(d)     HuntMountain is in compliance with all timely disclosure obligations under the securities laws of the State of Nevada and, without limiting the generality of the foregoing, there has not occurred any adverse change in the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or conditions (financial or otherwise) of HuntMountain which has not been publicly disclosed and none of the documents filed by or on behalf of HuntMountain pursuant to the securities laws therein contain any misrepresentation as of the date of the filing thereof;

(e)     the outstanding common shares of HuntMountain are listed on the OTCBB and no order ceasing or suspending trading in any securities of HuntMountain has been issued and no proceedings for such purpose are pending, or to the knowledge of HuntMountain, threatened; and

(f)     this Agreement constitutes a legal, valid and binding obligation of HuntMountain, enforceable against HuntMountain in accordance with its terms.

4.3     The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and shall survive the acquisition of any interest in the Properties by HuntMountain and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by them and contained in this Agreement.

**ARTICLE 5**
**COVENANTS**

5.1     During the currency of this Agreement, Diagnos hereby covenants and agrees with HuntMountain to:

(a)     not do or permit or suffer to be done any act or thing which would or might in any way adversely affect the rights of HuntMountain hereunder and, without limitation, will not transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate any or all of the title to or its beneficial interest in the Initial Properties or the Additional Properties, except as expressly provided under this Agreement;

(b)     make available to HuntMountain and its representatives all records and files in its possession relating to the Properties, including the use of the CARDS Application for the ongoing work on the Properties, and permit HuntMountain and its representatives at their own expense to take abstracts therefrom and make copies thereof;

(c)     promptly provide HuntMountain with any and all notices and correspondence received by Diagnos from government agencies in respect of the Properties ;

(d)     do all things necessary to maintain its interest in the Properties;

(e)     immediately notify HuntMountain of any claims, actions, demands or similar acts of a civil, labour or juridical nature, filed against it respecting the Properties ;

(f)     use its best efforts to expeditiously obtain the acceptance of any securities regulatory authority to which it is subject, if required; and

(g)     obtain the written consent of HuntMountain prior to entering into any lease of the surface of the Properties as to the terms of such proposed lease.

5.2     During the currency of this Agreement, HuntMountain hereby covenants and agrees with Diagnos:

(a)     to conduct all work on or with respect to the Properties in a manner consistent with good mining practice and in compliance with applicable laws of the Province of Quebec;

(b)     to keep the Properties free and clear of all Encumbrances arising from operations of HuntMountain hereunder (except for inchoate liens and liens contested in good faith by HuntMountain) and will proceed with all diligence to contest and discharge any such lien that is filed;

(c)     to permit the officers, directors, employees and designated consultants and agents of Diagnos, at their own risk, to access the Properties at all reasonable times;

(d)     while exploration and development is conducted, to furnish Diagnos with progress reports on a quarterly basis_and with a final report within 60 days following the conclusion of each program, with the final report showing the exploration work performed and the results obtained and accompanied by a copy of pertinent plans, assay maps, diamond drill records on which summarize the results of HuntMountain's exploration activities, provided that all information and data concerning or derived from such exploration and development shall be kept confidential by Diagnos except as otherwise permitted under this Agreement;

(e) to conduct all work on the Properties in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any governmental authority;

(f) to indemnify and save harmless Diagnos in respect of any and all costs, claims, liabilities and expenses arising out of the activities of HuntMountain, provided that HuntMountain will incur no obligation hereunder in respect of claims arising or damages suffered after termination of the First Option or Second Option if upon termination of the First Option or Second Option any workings on or improvements to the Properties made by HuntMountain are left in a safe condition; and

(g) to deliver to Diagnos as soon as practicable after receipt by HuntMountain all material drill and assay results for samples taken from the Properties together with reports showing the location from which the samples were taken and the type of samples.

## ARTICLE 6
## RIGHTS AND DUTIES DURING OPTION PERIOD

6.1 During the period between the Effective Date and, as the case may be, the transfer of the Interest to HuntMountain or the termination of any of the First Option or the Second Option:

(a) HuntMountain and its employees, agents and independent contractors shall have the right to enter upon the Properties and to do such prospecting, exploration, development or other mining work thereon and thereunder as is permitted by this agreement, including the removal of mineral samples for the purpose of, and in the amounts appropriate for, testing such mineral samples, and HuntMountain shall have the right to bring upon and erect upon the Properties such buildings, plant machinery and equipment as HuntMountain may deem necessary or desirable to carry out such activities;

(b) HuntMountain in its sole discretion will decide any matter concerning the Expenditures; and

(c) HuntMountain shall have exclusive and quiet possession of the Properties.

## ARTICLE 7
## ADDITIONAL SERVICES OFFERED BY DIAGNOS

7.1 Diagnos hereby agrees to make the following additional consulting services, other than the CARDS Application, available to HuntMountain at the option of HuntMountain:

(a) managing data processing requirements;

(b) building custom prediction applications;

(c) production of maps;

(d) validating geological reports for the acquisition of new claims; and

(e)      participating in new claims development,

(collectively, the "Additional Services").

7.2      The fees payable for the Additional Services shall be negotiated in good faith between HuntMountain and Diagnos.

## ARTICLE 8
## TERMINATION OR FORFEITURE OF CLAIM

8.1      This is an option only and HuntMountain may at any time elect to terminate this Agreement with no further obligation to Diagnos. If the Optionee terminates the Option after having made any payment to the Optionor, such payment will remain the property of the Optionor.

8.2      The First Option and the Second Option shall terminate immediately if HuntMountain fails to comply with any of the conditions stated in Section 2.2(a) within the time specified therein or if HuntMountain fails to send the notice provided for in Section 2.3 within 48 months hereof. HuntMountain may also elect to terminate the First Option and/or the Second Option at its own discretion by giving written notice to Diagnos of such termination. If the First Option and/or the Second Option is terminated otherwise than upon the exercise thereof pursuant to Section 2.3 hereof, HuntMountain will:

(a)      deliver at no cost to Diagnos within thirty (30) days of such termination a copy of all reports, maps, assay results and other relevant technical data complied by or in the possession of HuntMountain with respect to the Properties and not before furnished to Diagnos ; and

(b)      comply with applicable laws and regulations regarding reclamation for activities conducted by HuntMountain on the Properties.

8.3      In the event that Diagnos breaches its agreement with HuntMountain with respect to its proprietary technology, including the CARDS Application, set forth in this Agreement, HuntMountain shall have no obligations with respect to this Agreement, the Properties or Diagnos.

8.4      HuntMountain shall have the option to allow all or any part of the claims that constitute a Property to lapse without further obligation, but will notify Diagnos of any such lapse prior to its effective date so that Diagnos may have the option of retaining such claims.

8.5      Notwithstanding the termination of the Agreement, HuntMountain will have the right, within a period of thirty (30) days following the termination of the Agreement, to remove from the Properties all buildings, structures, plant, equipment, machinery, tools, appliances and supplies which have been brought upon the Properties by or on behalf of HuntMountain and any such property not removed within such 30-day period will thereafter become the property of Diagnos.

## ARTICLE 9
## SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

9.1      Each party agrees that all information obtained hereunder shall be the exclusive property of the parties and not publicly disclosed or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction, or with the written consent of the other party, such consent not to be unreasonably withheld. Where a party releases information based on a requirement at law or under the rules and regulations of any regulatory authority or stock exchange having jurisdiction it will deliver a copy concurrently to the other party.

9.2     Consent to disclosure of information pursuant to section 9.1 shall not be unreasonably withheld where a party wishes to disclose any such information to a third party for the purpose of arranging financing for its contributions hereunder or for the purpose of selling its Interest, provided that such third party gives its undertaking to the parties that any such information not theretofore publicly disclosed shall be kept confidential and not disclosed to others.

9.3     Except as provided for in section 9.1, neither party will issue any press release concerning the Properties or this Agreement without first delivering a copy of the proposed release to the other for comment and if such comment is not forthcoming within two business days of such delivery, such press release may be issued without the comment or consent of the other but a copy will be delivered to such other party concurrently with its release by such party.

9.4     No party shall be liable to any other for the fraudulent or negligent disclosure of information by any of its employees, servants or agents, provided that such party has taken reasonable steps to ensure the preservation of the confidential nature of such information.

## ARTICLE 10
## ASSIGNMENT OR TRANSFER

10.1    Without limitation, Hunt Mountain has the right to sell, transfer or assign any or all of the Properties to a third party. In such event, the transferee or assignee shall solely be responsible for the obligations to pay the NSR Royalty and the amounts contemplated in Article 2, including the monetary amounts, the Expenditures and the stock issuance of the appropriate value of the transferee's or assignee's common stock, or cash equivalent.

## ARTICLE 11
## LIMITED WARRANTY

11.1    Diagnos makes no express or implied warranties whatsoever regarding the capabilities of the CARDS Application in respect of finding any minerals, oil, gas or any other substance whatsoever, the output value or quality of a mineral discovery, the accuracy of any prediction or output results, merchantability, or fitness for a particular purpose. Diagnos shall not be responsible for consequential damage or expenses by any client of Diagnos' services or consequential loss in value or delays suffered by clients' actions based on a Diagnos delivered report or predictions data or map, incidental or punitive damages, including, but not limited to, loss of profits or damages to business or business relations.

## ARTICLE 12
## NOTICE

12.1    Any notice, direction or other instrument required or permitted to be given under this Agreement shall be in writing and may be given by the delivery of the same or by sending the same by telecommunication, facsimile or other similar form of communication, in each case addressed as follows:

(a)        if to Diagnos at:

        DIAGNOS Inc.
        7005, boulevard Taschereau
        Bureau 340
        Brossard, Quebec  J4Z 1A7  CANADA
        Attention: Michel Fontaine
        Facsimile No.:  (450) 678-8119

(b)        if to HuntMountain at:

        HuntMountain Resources.
        1611 N. Molter Road, Suite 201
        Liberty Lake, Washington 99019  USA
        Attention:        Randal L. Hardy
        Facsimile No.:  (509) 892-5318

12.2    Any notice, direction or other instrument will, if delivered, be deemed to have been given and received on the day after it was delivered, and if sent by telecommunication, facsimile or other similar form of communication, be deemed to have been given or received on the day it was so sent, if sent during the normal business hours of the recipient and otherwise on the first business day following the day it was so sent.

12.3    Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

## ARTICLE 13
## FURTHER ASSURANCES

13.1    The parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

## ARTICLE 14
## MANNER OF PAYMENT

14.1    All references to monies hereunder shall be in lawful currency of the United States of America. All payments to be made to any party hereunder may be made by cheque or draft mailed or delivered to such party at its address for notice purposes as provided herein, or deposited for the account of such party at such bank or banks as such party may designate from time to time by written notice.  Said bank or banks shall be deemed the agent of the designating party for the purpose of receiving, collecting and receipting such payment.

## ARTICLE 15
## TIME OF ESSENCE

15.1    Time shall be of the essence in the performance of this Agreement.

## ARTICLE 16
## HEADINGS

16.1 The headings of the sections of this Agreement are for convenience only and do not form a part of this Agreement nor are they intended to affect the construction or meaning of anything herein contained or govern the rights and liabilities of the parties.

## ARTICLE 17
## ENUREMENT

17.1 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

## ARTICLE 18
## FORCE MAJEURE

18.1 Neither party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control including, but not limited to adverse weather conditions, environmental protests or blockages, acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority or non-availability of materials or transportation (each an "Intervening Event").

18.2 A party relying on the provisions of section 18.1 will promptly give written notice to the other of the particulars of the Intervening Event and all time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from an Intervening Event described in section 18.1.

18.3 A party relying on the provisions of section 18.1 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible. A party relying on the provisions of section 18.1 will give written notice to the other as soon as such Intervening Event ceases to exist.

## ARTICLE 19
## DEFAULT

19.1 Notwithstanding anything in this Agreement to the contrary, if any party (a "Defaulting Party") is in default of any requirement herein set forth the party affected by such default shall give written notice to the Defaulting Party specifying the default and the Defaulting party shall not lose any rights under this Agreement, unless within 30 days after the giving of notice of default by the affected party the Defaulting party has failed to take reasonable steps to cure the default by the appropriate performance and if the Defaulting Party fails within such period to take reasonable steps to cure any such default, the affected party shall be entitled to seek any remedy it may have on account of such default.

## ARTICLE 20
## ENTIRE AGREEMENT

20.1    This Agreement constitutes the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

## ARTICLE 21
## GOVERNING LAW AND ARBITRATION

21.1    This Agreement shall be governed by and construed according to the laws of Quebec and the laws of Canada applicable therein.

21.2    Any dispute arising under this Agreement will be determined by a single arbitrator to be appointed by the parties as follows:

(a)     either party may refer any such matter to arbitration by written notice to the other and, within ten business days after receipt of such notice, the parties will agree on the appointment of an arbitrator;

(b)     no person will be appointed as an arbitrator hereunder unless such person agrees in writing to act;

(c)     upon appointment in accordance with section (a), the arbitrator will immediately proceed to hear and determine the matter in question and unless otherwise agreed, such hearing shall take place in Montreal, Quebec;

(d)     the determination by the arbitrator will be made within 45 days after his appointment subject to any reasonable delay due to unforeseen circumstances and the decision of the arbitrator will be in writing and signed by the arbitrator and will be final and binding upon the parties who will abide by such decision;

(e)     if the parties cannot agree on a single arbitrator as provided in section (b), or if the person appointed is unwilling or unable to act, either party will have the right to request the Court to mediate in the appointment of a mutually acceptable arbitrator;

(f)     in the absence of agreement, the Court shall appoint an arbitrator, who shall determine the arbitration procedure pursuant to the rules of the Book VII of the *Code of Civil Procedure of Quebec* (in this article the "Act");

(g)     except as specifically provided in this Article, an arbitration hereunder will be conducted in accordance with the Act.  The arbitrator will fix a time and place in the Province of Quebec for the purpose of hearing the evidence and representations of the parties and will preside over the arbitration and determine all questions of procedure not provided for under such Act or this section.  After hearing any evidence and representations that the parties may submit, the arbitrator will make an award, reduce the same in writing and deliver one copy thereof to each of the parties.  The decision of the arbitrator will be made within forty-five (45) days after the conclusion of the hearing, subject to any reasonable delay due to unforeseen circumstances; and

(h)      the arbitrator's fees shall be paid as specified in the award. The award of the single arbitrator will be final and binding upon each of the parties.

## ARTICLE 22
## EXECUTION

22.1    This Agreement may be executed by each of HuntMountain and Diagnos in counterparts and by facsimile, each of which when so executed and delivered shall be an original, but both such counterparts, whether executed and delivered in the original or by facsimile, shall together constitute one and the same instrument.

## ARTICLE 23
## LANGUAGE

23.1    The parties acknowledge that they have agreed that this Agreement, as well as all related documents, be drawn up in the English language only.  Les parties reconnaissent avoir convenu que ce contrat, ainsi que les documents s'y rattachent, soient rédigés dans la langue anglaise seulement.

       IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

**DIAGNOS INC.**



Michel Fontaine, Vice President

**HUNTMOUNTAIN RESOURCES**



Tim Hunt, President

**SCHEDULES**

**SCHEDULE "A"**
**Diagnos PROPERTIES**

**Property 1:  Lac a l'Eau Jaune – Map Area 32G10 – 21 Claims**

| Claim Number | Polygon | Hectares |
|---|---|---|
| CDC 2001121 | 32G10 x 0014 0045 0 | 55.78 |
| CDC 2001122 | 32G10 x 0014 0044 0 | 55.78 |
| CDC 2001123 | 32G10 x 0014 0043 0 | 55.78 |
| CDC 2001124 | 32G10 x 0014 0042 0 | 55.78 |
| CDC 2001125 | 32G10 x 0014 0041 0 | 55.78 |
| CDC 2001126 | 32G10 x 0013 0045 0 | 55.79 |
| CDC 2001127 | 32G10 x 0013 0044 0 | 55.79 |
| CDC 2001128 | 32G10 x 0013 0043 0 | 55.79 |
| CDC 2001129 | 32G10 x 0013 0042 0 | 55.79 |
| CDC 2001130 | 32G10 x 0013 0041 0 | 55.79 |
| CDC 2001131 | 32G10 x 0012 0045 0 | 55.79 |
| CDC 2001132 | 32G10 x 0012 0044 0 | 55.79 |
| CDC 2001133 | 32G10 x 0012 0043 0 | 55.79 |
| CDC 2001134 | 32G10 x 0012 0042 0 | 55.79 |
| CDC 2001135 | 32G10 x 0012 0041 0 | 55.80 |
| CDC 2001136 | 32G10 x 0011 0044 0 | 55.80 |
| CDC 2001137 | 32G10 x 0011 0043 0 | 55.80 |
| CDC 2001138 | 32G10 x 0011 0042 0 | 55.80 |
| CDC 2001139 | 32G10 x 0011 0041 0 | 55.80 |
| **Feuillet/Area** | **R/Rg/B/P – Lot/Colonne - Section** | **Hectares** |
| 32G10 | 0040 – 0011 - 0 | 55.80 |
| 32G10 | 0040 – 0011 - 0 | 55.79 |

**Property 2:  Malartic Project – Map Area 32D01 – 25 Claims**

| Feuillet/Area | R/Rg/B/P – Lot/Colonne - Section | Hectares |
|---|---|---|
| 32D01 | 0009 – 0014 - 0 | 57.55 |
| 32D01 | 0009 – 0016 - 0 | 57.55 |
| 32D01 | 0009 – 0017 - 0 | 57.55 |
| 32D01 | 0009 – 0018 - 0 | 57.55 |
| 32D01 | 0009 - 0019 - 0 | 57.55 |
| 32D01 | 0009 - 0020 - 0 | 57.55 |
| 32D01 | 0009 - 0015 - 0 | 57.55 |
| 32D01 | 0009 - 0021 - 0 | 57.55 |
| 32D01 | 0010 - 0013 - 0 | 57.54 |
| 32D01 | 0010 - 0014 - 0 | 57.54 |
| 32D01 | 0010 - 0015 - 0 | 57.54 |
| 32D01 | 0010 - 0017 - 0 | 57.54 |
| 32D01 | 0010 - 0018 - 0 | 57.54 |

| 32D01 | 0010 - 0019 - 0 | 57.54 |
|-------|-----------------|-------|
| 32D01 | 0010 - 0020 - 0 | 57.54 |
| 32D01 | 0010 - 0021 - 0 | 57.54 |
| 32D01 | 0010 - 0016 - 0 | 57.54 |
| 32D01 | 0009 - 0012 - 0 | 57.55 |
| 32D01 | 0009 - 0013 - 0 | 57.55 |
| 32D01 | 0010 - 0012 - 0 | 57.54 |
| 32D01 | 0013 - 0020 - 0 | 57.52 |
| 32D01 | 0013 - 0021 - 0 | 57.52 |
| 32D01 | 0014 - 0019 - 0 | 57.51 |
| 32D01 | 0014 - 0020 - 0 | 57.51 |
| 32D01 | 0014 - 0021 - 0 | 57.51 |

SCHEDULE "B"

1.      For the purposes hereof, the "**Net Smelter Return**" shall mean the proceeds received by HuntMountain from any smelter or other purchaser from the sale of any ores, concentrates or minerals produced from a Property after deducting from such proceeds the following charges to the extent they were actually incurred by HuntMountain or other purchaser and were not deducted by the smelter or other purchaser in computing the proceeds:

(a)      charges for treatment in the smelting, refining and other beneficiation process (including handling, processing, interest, and provisional settlement fees, weighing, sampling, assaying, umpire and representation costs, penalties, and other processor deductions or any similar expenses);

(b)      the actual costs of transportation (including, but not restricted to, loading, freight, insurance, security, transaction taxes, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of transportation and all similar costs) of products from the Properties to the place of treatment and then to the place of sale;

(c)      costs or charges of any nature for or in connection with insurance, storage, or representation at a smelter or refinery for products or refined metals;

(d)      sales, use, severance, excise, net proceeds of mine, and ad volorem taxes and any tax on or measured by mineral production and all other similar taxes, but not including income taxes; and

(e)      marketing costs.

2.      (a)      Where proceeds to be included under this Schedule are received by HuntMountain in a transaction with a party with whom it is not dealing at arm's length, the proceeds to be included shall be based on the fair market value under the circumstances and at the time of the transaction.

(b)      Where costs deductible under this Schedule are incurred by HuntMountain in a transaction with a party with whom it is not dealing at arm's length, the cost to be deducted shall be the fair market cost under the circumstances and at the time of the transaction.

3.      The Owner may, but shall not be under any duty to, engage in price protection (hedging) or speculative transactions such as future contracts and commodity options in its sole discretion covering all or part of production from the Claims and none of the revenues, costs, profits or losses from such transactions shall be taken into account in calculating Net Smelter Return or any interest therein.

4.      HuntMountain shall cause to be kept proper books of account, records and supporting materials covering all matters relevant to the calculation of the Net Smelter Return (the "Net Smelter Return Royalty") and the reasonable verification thereof. The Net Smelter Return shall be calculated at the end of the calendar quarter in which revenues are first received from the production of Minerals and thereafter at the end of each subsequent calendar quarter during which revenues are received as aforesaid. The quarterly calculations, except for the last calendar quarter of Net Smelter Return, shall be submitted to Diagnos within forty-five (45) days after the quarter involved. The calendar year-end calculation of Net

Smelter Return shall be submitted to Diagnos within seventy-five (75) days after the end of the calendar year. The year-end calculation of Net Smelter Return and the records relating thereto shall be reviewed by chartered accountants designated by HuntMountain (which may be the auditor of HuntMountain), and copies of a report thereon shall be delivered to HuntMountain and to Diagnos. Diagnos shall have ninety (90) days after receipt of any report to object thereto in writing to HuntMountain and, failing such objection, such report shall be deemed correct. If Diagnos shall object to any report and request a review, the accountant(s) shall be directed to review the records for the period in question and all costs relating to such review shall be paid by HuntMountain if the original report is found to be in error to the benefit of HuntMountain and, if not, by Diagnos. In addition, Diagnos may, on reasonable notice and at its own cost, ask for and carry out an independent review. HuntMountain shall, for such purpose and at all reasonable times, at Diagnos's sole cost, permit agents of Diagnos to inspect and review and make copies from the aforesaid books of account, records and supporting materials relevant to the calculation of the Net Smelter Return Royalty.

5. Payment of the two percent (2%) Net Smelter Return royalty (the "Net Smelter Return Royalty") to Diagnos shall be made by HuntMountain within forty-five (45) days after the end of each calendar quarter based on the aforesaid calculations, other than the last calendar quarter in any year with respect to which the payment will be as estimated by HuntMountain. Forthwith upon receipt of the calculation of the Net Smelter Return for the year subject to such calculation, adjustments without interest in respect of the Net Smelter Return Royalty for such year shall be made based upon the final statements so prepared for such year. For greater certainty, acceptance by Diagnos of any payment made by HuntMountain hereunder shall not prejudice the right of Diagnos to protest or question the correctness of the amount of any such payment as contemplated herein. HuntMountain shall pay the Net Smelter Return Royalty, by cheque or bank draft payable in U.S. dollars to Diagnos at its principal place of business, or in such other manner or place as specified in writing by Diagnos.

6. If payment of any Net Smelter Return Royalty is not made on the day such payment is due, then HuntMountain shall pay interest on the delinquent payment at the prime rate charged by The Royal Bank of Canada (or its successors) on the day the delinquent payment was due. Interest shall accrue from the day the delinquent payment was due to the date of payment of the Net Smelter Return Royalty and accrued interest.

7. HuntMountain will have the right to commingle minerals from the Properties with metallurgically consistent minerals mined or removed from other properties owned by HuntMountain or any affiliate thereof, either before or after concentration or beneficiation and before or after the commencement of Commercial Production, and to process such minerals at a common processing plant, whether located on or off the Properties, provided HuntMountain shall adopt and employ reasonable practices and procedures for weighing, determination of moisture content, sampling and assaying such minerals for metal content and impurities and recording such data and utilize reasonably accurate recovery factors in order to determine the amount of economically recoverable products derived from such minerals (which shall be utilized to calculate the Net Smelter Return Royalty). In addition, comparable procedures may be used by HuntMountain to apportion among the commingled minerals any penalties imposed by a Purchaser. HuntMountain shall maintain accurate records of the results of such sampling, weighing and analysis and Diagnos shall be permitted the right, at all reasonable times and at its own cost, to observe such practices and procedures and to examine such records relating to any commingling of minerals.